                                                           OMB APPROVAL
                                                           ------------
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 1994
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                              ROADMASTER INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   769727108
                                ----------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)

                               Page 1 of 12 pages

- -----------------------
  CUSIP NO. 769727108                  13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bankamerica Corporation
      94-1681731
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,556,395
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,556,395

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 12 pages

- -----------------------
  CUSIP NO. 769727108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Illinois
      #36-0947896
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Illinois
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      BK
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 12 pages

- -----------------------
  CUSIP NO. 769727108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank  America NT & SA
      94-1687665
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,346,925
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             33,750
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,505,125
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,505,125

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 4 of 12 pages

- -----------------------
  CUSIP NO. 769727108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seafirst Corporation
      91-0906215
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Washington

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          47,270
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      70,270
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 5 of 12 pages

- -----------------------
  CUSIP NO. 769727108                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seattle-First National Bank
      91-0402650
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          68,270
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          47,270
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      70,270
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------


Item 1(a)  Name of Issuer:                        Roadmaster Industries, Inc.

      (b)  Address of Issuer's                    7315 East Peakview Ave.
           Principal Executive Offices:           Englewood, Colorado  80111

Item 2(a)  Names of Person Filing:                BankAmerica Corporation
                                                  ("BAC")
                                                  Bank of America Illinois
                                                  ("BAI")
                                                  Bank of America NT&SA
                                                  ("BANTSA")
                                                  Seafirst Corporation ("SC")
                                                  Seattle-First National Bank
                                                  ("SFNB")

      (b)  Address of Principal                   (For BAC and BANTSA)
           Business Offices:                      555 California Street
                                                  San Francisco, CA 94104

                                                  (For BAI)
                                                  231 South LaSalle St.
                                                  Chicago, IL  60697

                                                  (For SC and SFNB)
                                                  701 Fifth Avenue
                                                  Seattle, WA  98104

      (c)  Citizenship:                           BAC is organized under the
                                                  laws of Delaware.
                                                  BAI is a bank chartered under
                                                  Illinois state law.
                                                  BANTSA is a national banking
                                                  association organized under
                                                  the laws of the United States
                                                  of America. SC is organized
                                                  under the laws of the state of
                                                  Washington. SFNB is organized
                                                  under the laws of the United
                                                  States.


      (d)  Title of Class of Securities:          Common Stock

      (e)  CUSIP Number:                          769727108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ]   Broker or Dealer registered under Section 15 of the Act

           (b) [X]   Bank as defined in section 3(a)(6) of the Act

           (c) [ ]   Insurance Company as defined in section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act

                              Page 7 of 12 pages

           (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund


           (g) [X]   Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(ii)(G)

           (h) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)


Item 4     Ownership

           (a)   Amount Beneficially Owned:
                    BAC                                         1,579,395
                    BAI                                             4,000
                    BANTSA                                      1,505,125
                    SC                                             70,270
                    SFNB                                           70,270

           (b)   Percent of Class:
                    BAC                                              5.4%
                    BAI                                               .0%
                    BANTSA                                           5.1%
                    SC                                                .2%
                    SFNB                                              .2%

           (c) Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote:
                       BAC                                              0
                       BAI                                          4,000
                       BANTSA                                   1,346,925
                       SC                                               0
                       SFNB                                        68,270

              (ii)  shared power to vote or direct the vote:
                       BAC                                              0
                       BAI                                              0
                       BANTSA                                      33,750
                       SC                                               0
                       SFNB                                             0

             (iii)  sole power to dispose or direct the
                    disposition of:
                       BAC                                              0
                       BAI                                              0
                       BANTSA                                           0
                       SC                                               0
                       SFNB                                             0

              (iv)  shared power to dispose or direct the
                    disposition of:*
                       BAC                                      1,556,395
                       BAI                                          4,000
                       BANTSA                                   1,505,125
                       SC                                          47,270
                       SFNB                                        47,270

* The power to dispose or direct the disposition of shares is shared between the parent company and its subsidiaries.

                               Page 8 of 12 pages

Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to
           report the fact that as of the date
           hereof the reporting person has ceased
           to be the beneficial owner of more
           than five percent of the class of
           securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf
           of Another Person.                              Not Applicable.

Item 7     Identification and Classification of
           the Subsidiaries Which Acquired
           the Security Being Reported on by
           the Parent Holding Company.

           See Item 2.  All the entities described
           below are wholly-owned subsidiaries of
           BAC, which is a registered bank holding
           company.  BAI is bank chartered under
           Illinois state law. BANTSA is a national banking association organized under the laws of the United States of America.
           SC, a bank holding company registered under the Bank Holding Company Act, is the parent of SFNB. SFNB is a Bank, as defined in Section 3(a)(6) of the Act.

Item 8     Identification and Classification
           of Members of the Group.

           See Item 7.

Item 9     Notice of Dissolution of Group.                 Not Applicable.

Item 10    Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 9 of 12 pages

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BankAmerica Corporation


Dated:  February 9, 1995              By /s/JAMES H. WILLIAMS
                                         -------------------------------------
                                         James H. Williams
                                         Executive Vice President



                                      Bank of America NT & SA, in its own
                                      capacity and in its capacity as a
                                      trustee or co-trustee of certain
                                      trusts


Dated:  February 9, 1995              By /s/JAMES H. WILLIAMS
                                         ------------------------------------
                                         James H. Williams
                                         Group Executive Vice President

                              Page 10 of 12 pages

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Bank of America Illinois


Dated:  February 8, 1995                By /s/RICHARD G. MANSKE
                                           ----------------------------------
                                           Richard G. Manske
                                           Vice President and
                                           Attorney-in-Fact

                              Page 11 of 12 pages

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Seafirst Corporation


Dated:  February 3, 1995                By /s/ STANLEY A. CARLSON
                                           ----------------------------------
                                           Stanley A. Carlson
                                           Senior Vice President,
                                           General Counsel and
                                           Corporate Secretary


                                        Seattle-First National Bank


Dated:  February 3, 1995                By /s/ STANLEY A. CARLSON
                                           ----------------------------------
                                           Stanley A. Carlson
                                           Senior Vice President,
                                           General Counsel and
                                           Corporate Secretary


                              Page 12 of 12 pages

Board of Directors                                   Adopted:  November 1, 1993
BankAmerica Corporation                           Last amended:  August 1, 1994

                            BANKAMERICA CORPORATION
                  GENERAL OPERATING AND BORROWING RESOLUTION
                  ------------------------------------------

     The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                             GROUP 1
                             -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                             GROUP 2
                             -------

          any Assistant Treasurer
          any Assistant Secretary
          any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)  Borrowing
     ---------

     to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

     (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

     (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)  Commercial paper
     ----------------

     subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($100,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
(b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

(h)  Interests in real or personal property
     --------------------------------------

     to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

     (i)       General power to contract
               -------------------------

     in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

     3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

Board of Directors                                      November 7, 1994
Bank of America NT&SA

                         GENERAL OPERATING RESOLUTION
                         ----------------------------

1.   Accounts, Service Agreements, Interests in Real or
     Personal Property and General Power to Contract.
     -----------------------------------------------

     Except as otherwise specified below,

          any TWO of the officers of Bank of America National Trust and Savings Association ("the Bank") listed below under the designation Group I,
                                                                      -------
          or

          any ONE of the officers listed below under the designation Group I in
                                                                     -------
          conjunction with any ONE officer listed below under the designation Group II,
          --------

     are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

          (a)  Establishment of accounts
               -------------------------

          to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

          (b)  Service agreements
               ------------------

          to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

          (c)  Interests in real or personal property
               --------------------------------------

          to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, or other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount below:


     Amount of Expenditure          Title of Required
     or Receipt of Consideration    Signing Officer
     ---------------------------    ----------------
     $1,000,000 to $4,999,999       Senior Vice President or above
     $5,000,000 to $24,999,999      Executive Vice President or above
     $25,000,000 or more            Vice Chairman or above;

          (d)  General power to contract
               -------------------------

          to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount shown below:


     Amount of Expenditure          Title of Required
     or Receipt of Consideration    Signing Officer
     ---------------------------    ----------------
     $1,000,000 to $4,999,999       Senior Vice President or above
     $5,000,000 to $24,999,999      Executive Vice President or above
     $25,000,000 or more            Vice Chairman or above;

2.   Regulatory Matters.
     ------------------

          (a) Any ONE of the officers of the Bank listed below under the designation Group III, or any member of the Legal or Tax Departments of the Bank
            ---------
holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member, except for applications for letters patent, trademarks, copyrights, service marks, and similar matters, which are addressed in paragraph (b) below.

          (b)  Any TWO of the officers of the Bank listed below:

          the Secretary
          any Assistant Secretary,
          any member of the Legal Department holding the title of Counsel, or a title senior thereto;

     are authorized: (1) to sign applications for letters patent, trademarks, copyrights, service marks, and similar matters for submission to or filing with any U.S. or foreign regulatory authorities and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officers or members; and (2) to execute and deliver any powers of attorney to any person granting powers to make applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of the Bank. Each such power of attorney may be written in any language required for the conduct of the Bank's business, and shall be approved as to form by any of the Bank's attorneys with the title of Counsel or above. This approval need not appear on the power of attorney.

3.   Not Necessary to Affix Seal; Validity Not
     Affected by Officer No Longer Holding Office.
     --------------------------------------------

          (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

          (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

4.   Officer Group Designations.
     --------------------------

     As used herein the officer designations "Group I," "Group II," and "Group III" consist of the officers listed below:


            Group I                         Group III
            -------                         ---------
the Chairman of the Board         the Chairman of the Board
the President                     the President
any Vice Chairman of the Board    any Vice Chairman of the Board
any Vice Chairman                 any Vice Chairman
the Chief Operating Officer       the Chief Operating Officer
the Chief Financial Officer       the Chief Financial Officer
any Group Executive Vice          any Group Executive Vice
  President                         President
any Executive Vice President      any Executive Vice President
any Senior Vice President         any Senior Vice President
any Managing Director             any Managing Director
any Vice President                any Vice President
any Assistant Vice President      any Senior Authorized Officer
any Senior Authorized Officer     the Secretary
any Senior Trust Officer
any Trust Officer


            Group II
            --------
the Secretary
any Assistant Secretary
any Assistant Cashier

5. The foregoing resolution supersedes the resolution adopted by this Board of Directors on June 23, 1992, as amended, naming the officers of this Bank authorized to act pursuant to the authority above set forth.

                     [BANK OF AMERICA ILLINOIS LETTERHEAD]



                           LIMITED POWER OF ATTORNEY
                           -------------------------



          KNOW ALL MEN BY THESE PRESENTS, that BANK OF AMERICA ILLINOIS ("Principal"), an Illinois banking corporation with its registered offices at 231 South LaSalle Street, Chicago, Illinois, by and through its duly elected officer, Kevin J. Hallagan, Corporate Counsel of Principal, does hereby nominate, constitute and appoint Richard G. Manske and I. Benedict Espinos and each of them, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute any and all reports, forms, schedules or other documents required to be executed by Principal pursuant to Section 13 of the Securities Exchange Act of 1934 as now in effect or hereafter amended and rules issued thereunder from time to time by the Securities and Exchange Commission.

          Principal hereby gives and grants unto each of said attorneys-in-fact full power and authority to do and perform all and every act necessary, requisite or proper to be done with respect to the aforesaid reports, forms, schedules or other documents, including the filing thereof with the Securities and Exchange Commission, and such stock exchanges or other authority, entity or person as fully as Principal might or could do, with full power of substitution or revocation, hereby ratifying and confirming all that Principal's attorneys-in-fact shall have lawfully done heretofore in connection therewith or hereafter cause[s] to be done by virtue hereof.

          This Limited Power of Attorney shall expire on January 31, 1996, unless earlier revoked or extended by Principal in writing.

          This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Illinois, United States of America.

          IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney this 30th day of January, 1995.

                                       /s/  Kevin J. Hallagan
                                       ------------------------------------
                                       Kevin J. Hallagan, Corporate Counsel

Seafirst Corporation
Board of Directors                                        April 17, 1975


                                  RESOLUTION


     RESOLVED, that any two officers of SEAFIRST CORPORATION, acting jointly, are authorized to take the following action on behalf of SEAFIRST CORPORATION and its name:

     1. Vote the shares of common stock in other corporations owned by SEAFIRST CORPORATION, grant proxies to vote such shares and execute "consents to action" by shareholders of such other corporations;

     2. Borrow such sum or sums as may be deemed necessary from any bank or other lender upon such terms as may be deemed appropriate, and, in order to secure payment of such borrowings, pledge, mortgage or grant a security interest in any personal or real property owned by SEAFIRST CORPORATION or in which it has an interest;

     3. Execute and deliver, with or without the corporate seal, any agreement, note or other evidence of indebtedness, pledge, mortgage, security agreement, deed, lease assignment, bill of sale, guaranty or other undertaking or any other document or instrument relating to or affecting the property or business and affairs of SEAFIRST CORPORATION.

     RESOLVED FURTHER, that any officer, acting alone, is authorized, on behalf of SEAFIRST CORPORATION and in its name, to execute checks, drafts or advices of debit and otherwise effect the withdrawal of funds of SEAFIRST CORPORATION from banks or other depositaries, and to accept drafts and collect, discount, negotiate, endorse and assign, in the name of SEAFIRST CORPORATION, all checks, drafts, notes and other instruments and paper payable to or by SEAFIRST CORPORATION;

     RESOLVED FURTHER, that for purposes of this resolution, the term "officer" shall mean the Chairman of the Board, Chairman of the Executive Committee, Vice Chairman of the Board, President, Secretary, Treasurer, Controller, Executive Vice President, Senior Vice President and any Vice President.

SEATTLE-FIRST NATIONAL BANK
Board of Directors                                            September 20, 1984



                         GENERAL SIGNATURE RESOLUTION



     RESOLVED THAT: Instruments, documents or agreements relating to or affecting the property or business and affairs of this Corporation, or of this Corporation when acting in any representative or fiduciary capacity, may be executed in its name, with or without its corporate seal, by the following Officer or Officers within the scope of the signing authority described herein.

     The general composition of the signature groups used is:

     Group A:  Executive Officer

     Chairman of the Board, President, Vice Chairman of the Board, Executive Vice President, Corporate Secretary and Cashier, or any officer so designated by the Chief Executive Officer.

     Group A signers have full signing authority for the Corporation.

     Group B:  Banking Officer

     All officers involved in general commercial and consumer banking who are granted Group B signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Checks, drafts, money orders, bills of lading, safekeeping receipts, releases of collateral and receipts for securities, money or property paid or delivered; endorsement of notes and other instruments referred to in this section (a); letters of credit, bankers acceptances; authorization to transfer or receive securities for account of the Corporation at Federal Reserve or correspondent banks, including authority to charge or credit its account, to sign certificates of deposit and to certify checks; also to guarantee signatures, to accept the assignment of registered securities, to sign relevant correspondence.

     b. Satisfactions of mortgages and other liens, requests for reconveyances of property held under deeds of trust, and reassignments of any stocks, bonds, notes, leases or any other property held by this Corporation as security for indebtedness.

     c. Loan agreements, loan commitments, standby letters of credit, participation agreements, certificates of participation, and repurchase agreements involving amounts not in excess of delegated lending or approval limits unless properly approved by the management of the Corporation.

     d. Extensions of the time for payment of any note or other obligation held by this Corporation.

     e. Notices of default and of election to sell or cause to be sold the property described in any deed of trust held by this Corporation, execute notices to the Trustee named in any such deed of trust, and do any other act or sign any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Corporation under any such deed or trust.

     f. Claims of this Corporation as a creditor of any decedent, or of a person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceeding, or any other claim of this Corporation in any other type of action or proceeding.

     g.   Proxies to vote stock held by this Corporation.

     h. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verifications of any such pleading or documents.

     i. The "Oath of Officer of Incorporated Company" required by 46 U.S.C.A. 838 and other documents in favor of or affecting this Corporation in connection with the recording of preferred mortgages.

     j. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to discharge the duties of their positions.

     k. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group C:  Staff Officer

     All officers involved in general staff activities who are granted Group C signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to discharge the duties of their positions.

     b. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group D:  Trust Officer

     All officers involved in trust activities who are granted Group D signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Acceptances of trust and agencies; Petitions for the appointment of this Corporation in any representative or fiduciary capacity; Certificates of ownership in and to any trust held by this Corporation, Certificates of authentication with respect to bonds, notes, debentures and other obligations issued under corporate mortgages, trust agreements and other indentures; safekeeping receipts; authorization to transfer or receive securities for account of the Corporation at Federal Reserve Bank or Correspondent Banks, including authority to charge or credit its account; Certificates of securities deposited, interim certificates and other certificates for and on behalf of this Corporation as depository or agent; Counter-signatures of bonds, notes, Certificates of stock, voting trust certificates or participation certificates on behalf of this Corporation as transfer agent or registrar; Certificates of cancellation and of cremation of stocks, bonds, or other securities; guarantees of signature; checks; proxies to vote stock; all instruments necessary for the purchase, transfer and delivery of all bonds, capital stocks and other personal property held in any fiduciary capacity; or other instruments, documents and papers in connection with the proper management of any fiduciary account; and resignations of this Corporation in any representative or fiduciary capacity; pleadings and documents to be filed in any court or other proceeding involving this Corporation; including verifications of any such pleading or documents.

          Also, deeds to real property described in any deed of trust which names this Corporation as Trustee, after a Trustee's sale thereunder in the manner provided by law, or reconveyances of any property held under any deed of trust which names this Corporation as Trustee, and resignations of the Corporation as Trustee under Deed of Trust.

     b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

     c. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group E:  Audit/Examining Officer

     All officers involved in the auditing or examining activities of the Corporation who are granted Group E signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Receipts for statements, verifications of accounts, correspondence and documents related to functions pertaining to auditors and examiners.

     b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

     c. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group F:  Pro Managers

     All staff members designated Pro Manager who are granted Group F signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the same documents as listed in Group B, paragraph a, or Group H, paragraph b.

     Group G:  Real Estate Officer

     All officers involved in general real estate lending or mortgage banking activities who are granted Group G signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Loan commitments, loan agreements, standby letters of credit, interim loan participation agreements, and certificates of participation involving amounts not in excess of delegated lending or approval limits unless properly approved by the management of the Corporation.

     b. Extension of the time for payment of any note or other obligation held by this Corporation.

     c.   Financial futures contracts not in excess of delegated limits.

     d. Agreements to purchase loans, investor commitments and sales under GNMA securities and extensions of time relating thereto solely on final residential loans not in excess of delegated limits.

     e. Loan servicing agreements, permanent loan participation agreements and certificates of participation.

     f. Deeds, leases, assignments and conveyances of any real or personal property; assignments of loans secured by real property and the related collateral, bills of sale and assignments of personal property, stocks, bonds, or any interest therein.

     g. Assignments and satisfactions of mortgages and other liens, requests for reconveyance of property held under deeds of trust and reassignments of any stocks, bonds, notes, leases or any other property held by the Corporation as security for any indebtedness.

     h. Notices of default and of election to sell or cause to be sold property described in any deed of trust held by this Corporation, notices to the trustees named in any such deed of trust, and do any other act or sign any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Corporation under such deed of trust.

     i. Claims of this Corporation as creditor of any decedent, or the person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceeding or any other claim of this Corporation in any other type of action or proceeding.

     j. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verifications of any such pleadings or documents.

     k. Checks, drafts, bills of lading, receipts for money or property paid or delivered to this Corporation.

     l. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, Invoices and other internal documents necessary to discharge the duties of their positions.

     m. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group H:  Real Estate Administrative Officer

     All officers involved in mortgage servicing activities who are granted Group H signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Assignments and satisfactions of mortgages and other liens, requests for reconveyance of property held under deeds of trust and reassignments of any stock, bond, notes, leases, or other property held by this Corporation as security for any indebtedness.

     b. Notices of default and of election to sell or cause to be sold property described in any deed of trust held by this Corporation, notices to the trustees named in any such deed of trust, and do any other act or sign any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Corporation under such deed of trust.

     c. Claims of this Corporation as creditor of any decedent, or the person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceedings, or any other claim of this Corporation in any other type of action or proceeding.

     d. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verification of any such pleadings or documents.

     e. Checks, drafts, bills of lading, receipts for money or property paid or delivered to this Corporation.

     f. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

     g. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Group I:  Investment Banking/Treasury Officer

     All officers involved in investment banking, securities sales and trading, treasury or funding activities who are granted Group I signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

     a. Any and all agreement, commitments, notes or other obligations or documents required to transact the investment banking, funding or securities business of this corporation or any and all other agreements, commitments, rates, obligations or documents that are related to and/or an integral part of such business, and are not in excess of the limits established by the Chief Executive Officer.

     b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

     c. Agreements, contracts, purchase orders, and leases (other than those described in paragraph a. above), involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

     Facsimile Signatures

     Cashier's Checks, Dividend Checks, Expense Checks, and draft may be signed by a facsimile signature under such terms and conditions as are authorized by the Management Committee.

     Documents Requiring Two Signatures

     Traveler's letters of credit may not exceed $25,000.00 each (unless specially advised to Correspondents) and regardless will require two signatures.

     Real property deeds, contracts, leases, assignments and other conveyances require two signatures, except two signatures shall not be required on deeds to real property described in any deed of trust which names this Corporation as Trustee after a Trustee's sale thereunder in the manner provided by law or reconveyances of any property held under any deed of trust which names this Corporation as Trustee, and resignations of the Corporation as Trustee under Deed of Trust.

     All contracts, agreements, or other commitments which obligate the Corporation to a total expenditure in excess of $25,000.00 and which involve acquisition by the Corporation of real personal property, services, or third-party financing for its own account require two signatures.

     All contracts, agreements, assignments, bills of sale, or other commitments involving the disposition by the Corporation of personal property held for its own account and assigned a book, appraised, or fair market value in excess of $25,000.00 require two signatures.

     Officers of Subsidiary Corporations

     The Chairman, President, Vice Chairman, or any Executive Vice President may grant signing authority for the Corporation of officers of wholly-owned subsidiary companies in accordance with the signing groups (other than Group A) designated herein.

     FURTHER RESOLVED, that all signing resolutions authorizing Officers or other to sign any documents for or on behalf of this Corporation, heretofore adopted by the Boards of Directors which are inconsistent or in conflict with the foregoing Resolutions, be and they are hereby amended as of September 20, 1984.